

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

<u>Via E-mail</u>
Neil Carmichael
President, Secretary, Treasurer and Director
Pacific Green Technologies Inc.
5205 Prospect Road, Suite 135-226
San Jose, CA 95129

  Re: Pacific Green Technologies Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2014
    Filed July 15, 2014
    File No. 0-54756

Dear Mr. Carmichael:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief